Public

21002753

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-28032

SEC Mail Processing Section
MAR 02 2021
Washington, DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2019 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coinbase Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Ave. S.
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Katherine Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coinbase Capital Markets Corporation as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Notary Public

AZIR UDDIN AHMED
Notary Public, State of Texas
Comm. Expires 08-28-2022
Notary ID 13170066-7

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coinbase Capital Markets Corporation
Statement of Financial Condition
Index
December 31, 2020

Page

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coinbase Capital Markets Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coinbase Capital Markets Corporation (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 26, 2021

Coinbase Capital Markets Corporation
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	334,583
Receivable from clearing organization		772
Receivable from Parent		197,531
Security deposit		25,165
Prepaid expenses and other assets		23,956
Total Assets	$	582,007
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	48
Payable to affiliates		175,516
Total Liabilities		175,564
Stockholder's equity		
Common stock		1,050
Additional paid in capital		4,079,129
Accumulated deficit		(3,673,736)
		406,443
Total Liabilities and Stockholder's Equity	$	582,007

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Coinbase Capital Markets Corporation (the "Company")(f/k/a Keystone Capital Markets Corporation) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Coinbase Global, Inc. (the "Parent"). The Company was incorporated in 1982 in accordance with the laws of the State of California.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with its clearing firm.

The Company changed its fiscal year from June 30 to December 31. As such, the accompanying financial statements are for the eighteen-month period ended December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying Statement of Financial Condition has been prepared assuming the Company will continue as a going concern. Due to the current status of no revenue producing operations and the unknown start date of such operations, management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Cash
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable consists of revenues recognized but not yet collected. Management evaluates collectability of the balance and had concluded that no allowance is necessary as of December 31, 2020.

Revenue Recognition

The Company currently has no revenue producing operations.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes

The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company is included in the consolidated tax return of the Parent and is also party to a formal tax allocation agreement with the Parent and other subsidiaries of the Parent. In accordance with this agreement, the Company calculates its provision for income taxes by using a "separate return" method. Under this method, the Company assumes it will file a separate return with the tax authority, thereby reports its taxable income or loss and pays the applicable tax to or receives the appropriate refund from the Parent. The provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results. Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense is treated as either dividends or capital contributions.

3. RELATED PARTIES

As of December 31, 2020, the Company was party to an arrangement with the Parent, whereby the Parent provided employee services (including healthcare), office space, and various other office related services to the Company. As of December 31, 2020, the Company owed $95,604 to the Parent.

As of December 31, 2020, the Parent issued employee stock options to employees of the Company. The value of such stock options was $47,360 and is included in as a credit to Additional Paid in Capital in the Statement of Financial Condition.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company's Net Capital was $159,791 which was above the required Net Capital by $148,087. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.58 to 1.

5. STOCKHOLDER'S EQUITY

As of December 31, 2020, 10,000 shares of common stock with a par value of $1.00 per share were authorized, and 1,050 shares were issued and outstanding.

6. INCOME TAXES

During the most recent fiscal period, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

As of December 31, 2020, the Company had U.S. Federal and State NOL carryforwards of $2,864,782. All net operating loss carryforwards have a full valuation allowance. The U.S. Federal net operating losses have an indefinite life while the state net operating losses range from twenty years to indefinite. The Company's effective tax rate for the year differs from the statutory rate due to the tax effect of non-deductible stock-based compensation and a full valuation allowance on all deferred tax assets.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

As described in Footnote 2, the Company records a Receivable from Parent and related capital contribution for the amount allocated to it by the Parent in accordance with its tax allocation agreement. As of December 31, 2020, the Company recorded a benefit of $197,531. Such benefit is disclosed as "Receivable from Parent" and as a credit to Additional Paid in Capital on the Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report there were no such claims.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.